Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Year Ended December 31
	2009	2008	2007	2006	2005
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$620	$904	$1,282	$1,018	$967
Plus:
Fixed charges exclusive of capitalized interest	273	343	156	137	129
Amortization of capitalized interest	7	7	7	8	9
Adjustments for equity affiliates	11	18	21	16	20

Total	$911	$1,271	$1,466	$1,179	$1,125

Fixed Charges
Interest expense including amortization of debt discount/premium and debt expense	$193	$254	$93	$83	$81
Rentals - portion representative of interest	80	89	63	54	48

Fixed charges exclusive of capitalized interest	273	343	156	137	129
Capitalized interest	9	8	11	7	5

Total	$282	$351	$167	$144	$134

Ratio of earnings to fixed charges	3.2	3.6	8.8	8.2	8.4

The financial information of all prior periods has been reclassified to reflect discontinued operations.